UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Collectors Universe, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19421R200

(CUSIP Number)

CONNOR HALEY

ALTA FOX CAPITAL MANAGEMENT, LLC

640 Taylor Street, Ste. 2522

Fort Worth, Texas 76102

(817) 639-2369

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 9, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX OPPORTUNITIES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		287,421
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

287,421
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

287,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX SPV 1, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		209,524
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

209,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

209,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX GENPAR, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX EQUITY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

P. CONNOR HALEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

LORRAINE BARDEEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

DAMIAN L. BLAZY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

JUDY KRANDEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

SUSANNE L. MELINE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

NATHANIEL SNEAD TURNER V
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,300
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,300
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 19421R200

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Collectors Universe, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1610 E. Saint Andrew Place, Santa Ana, California 92705.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Alta Fox Opportunities Fund, LP, a Delaware limited partnership (“Alta Fox Opportunities”), with respect to the Shares directly and beneficially owned by it;
(ii)	Alta Fox SPV 1, LP, a Delaware limited partnership (“Alta Fox SPV”), with respect to the Shares directly and beneficially owned by it;
(iii)	Alta Fox GenPar, LP, a Delaware limited partnership (“Alta Fox GP”), as the general partner of Alta Fox Opportunities and Alta Fox SPV;
(iv)	Alta Fox Equity, LLC, a Delaware limited liability company (“Alta Fox LLC”), as the general partner of Alta Fox GP;
(v)	Alta Fox Capital Management, LLC, a Texas limited liability company (“Alta Fox Capital”), as the investment manager of Alta Fox Opportunities and Alta Fox SPV;
(vi)	P. Connor Haley, as the Managing Partner of Alta Fox Capital and as a nominee for the Board of Directors of the Issuer (the “Board”);
(vii)	Lorraine Bardeen, as a nominee for the Board;
(viii)	Damian L. Blazy, as a nominee for the Board;
(ix)	Judy Krandel, as a nominee for the Board;
(x)	Susanne L. Meline, as a nominee for the Board; and
(xi)	Nathaniel Snead Turner V, as a nominee for the Board.

13

CUSIP No. 19421R200

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Alta Fox Opportunities, Alta Fox SPV, Alta Fox GP, Alta Fox LLC, Alta Fox Capital and Mr. Haley is 640 Taylor Street, Ste. 2522, Fort Worth, Texas 76102. The principal business address of Ms. Bardeen is c/o Microsoft Corporation, 1 Microsoft Way, Redmond, Washington 98052. The principal business address of Mr. Blazy is 14354 Ladderbacked Drive, Gainesville, Virginia 20155. The principal business address of Ms. Krandel is 15 Sichel Court, West Orange, New Jersey 07052. The principal business address of Ms. Meline is c/o Francis Capital Management, 610 Main Street, Venice, California 90291. The principal business address of Mr. Turner is c/o Flatiron Health, Inc., 233 Spring Street, 5th Floor, New York, New York 10013.

(c)       The principal business of Alta Fox Opportunities and Alta Fox SPV is investing in securities and engaging in all related activities and transactions. The principal business of Alta Fox GP is serving as the general partner of Alta Fox Opportunities and Alta Fox SPV. The principal business of Alta Fox LLC is serving as the general partner of Alta Fox GP. The principal business of Alta Fox Capital is serving as an investment advisor to, and manages investment and trading accounts of Alta Fox Opportunities and as the investment manager of Alta Fox SPV. The principal occupation of Mr. Haley is serving as the Managing Partner of Alta Fox Capital. The principal occupation of Ms. Bardeen is serving as the General Manager, Dynamics 365 at Microsoft Corporation. The principal occupation of Mr. Blazy is serving as a Principal of Portfolio Operations at OpenGate Capital Management, LLC. The principal occupation of Ms. Krandel is serving as Chief Financial Officer of Recruiter.com Group, Inc. The principal occupation of Ms. Meline is serving as Co-Founder and Special Situations Advisor of Francis Capital Management. The principal occupation of Mr. Turner is serving as Chief Executive Officer of Flatiron Health, Inc.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Haley, Blazy and Turner and Mses. Bardeen, Krandel and Meline are citizens of the United States of America.

14

CUSIP No. 19421R200

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Alta Fox Opportunities and Alta Fox SPV were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 287,421 Shares beneficially owned by Alta Fox Opportunities is approximately $5,872,483, including brokerage commissions. The aggregate purchase price of the 209,524 Shares beneficially owned by Alta Fox SPV is approximately $4,761,991, including brokerage commissions.

The Shares beneficially owned by Mr. Turner represent 1,300 Shares purchased by Mr. Turner through NTWJ Holdings, LLC, of which he is the managing member, with personal funds in the open market. The aggregate purchase price of the 1,300 Shares beneficially owned by Mr. Turner is approximately $29,717.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On June 18, 2020, the Reporting Persons issued a press release, which included an open letter to shareholders (the “Letter”), expressing their concerns with the Issuer’s poor stock price and operating performance, capital allocation strategy and lack of digital innovation. The Reporting Persons also announced the nomination of six highly-qualified independent candidates for election to the Board at the Issuer’s 2020 annual meeting of stockholders (the “Annual Meeting”). The full text of the press release and Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Also on June 18, 2020, Alta Fox Capital (together with its affiliates, “Alta Fox”) delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of six highly qualified director candidates, including Lorraine Bardeen, Damian L. Blazy, P. Connor Haley, Judy Krandel, Susanne L. Meline and Nathanial S. Turner V (collectively, the “Nominees”), for election to the Board at the Annual Meeting. As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, technology, finance, digital transformation, mergers and acquisitions, strategic transformation, and public company governance.

15

CUSIP No. 19421R200

Lorraine Bardeen has had an extensive career spanning over 17 years at Microsoft Corporation (“Microsoft”) (NASDAQ: MSFT), one of the world’s leading technology and software companies, including her current position as General Manager, Dynamics 365 and Power Platform Industry Solutions & Customer Success, one she has held since September 2019. In this role, Ms. Bardeen drives digital transformation across industries including healthcare, financial services & insurance, media & entertainment, retail, manufacturing, education, and nonprofit. Prior to that, Ms. Bardeen served in various capacities and positions of increasing responsibility at Microsoft, including as the General Manager of Engineering, D365 Mixed Reality and Computer Vision Apps, from June 2018 until September 2019, during which she and her team built and shipped multiple globally available applications, GM Studio Manager, Mixed Reality, from November 2017 until June 2018, GM, Windows and HoloLens Experiences Production & Strategy, from April 2016 until November 2017, Director of Business, Strategy, Operations, Microsoft Studios, from July 2012 until April 2016, Windows Embedded Product Group Lead EMEA, from August 2009 to July 2012, Windows Embedded Chief of Staff, from June 2007 to August 2009, Senior Product Manager, Licensing & Pricing, from August 2005 to June 2007 and Finance Manager, from September 2002 until August 2005. Before her tenure at Microsoft, Ms. Bardeen was a Senior Associate Consultant at PricewaterhouseCoopers LLP, a multinational professional services firm specializing in audit and assurance, consulting, and tax services, from 1999 to 2002. Ms. Bardeen holds a B.S. in Finance from Cornell University.

Damian L. Blazy is currently a Principal of Portfolio Operations at OpenGate Capital Management, LLC (“OpenGate”), having joined that firm in 2019. OpenGate is a global private equity firm focused on lower-to-middle market businesses throughout North America and Europe. This firm’s investment strategy is to create long-term value through acquisitions and operational growth. Through his role at OpenGate, Mr. Blazy serves on the Board of Directors for a number of privately-held companies, including: CoreMedia AG, a content manager and digital platform, InRule Technology, Inc., a decision platform and business rules management system provider, and Sargent and Greenleaf LLC, a manufacturer of medium and high-security locks and locking systems. Prior to his role at OpenGate, Mr. Blazy served as a Vice President of Portfolio Operations at Kelso & Company, a North American-focused middle market private equity firm, from November 2017 until April 2019. Previously, Mr. Blazy was with Oliver Wyman, a global management consulting firm, as a Principal from January 2016 to November 2017, an Engagement Manager from January 2014 to December 2015, and an Associate, from July 2012 until December 2013. From 2013 to 2015, Mr. Blazy was a Research Affiliate at the Massachusetts Institute of Technology (“MIT”). Beginning in 2004, Mr. Blazy served as a Naval Officer in the United States Navy, where he served as an Energy Security Analyst, Flag Aide from 2010 to 2012 and as a Naval Flight Officer in Strike Fighter Squadron – 103, from 2007 to 2010. Additionally, Mr. Blazy is a Board Observer at Hufcor Inc., a designer, manufacturer, and installer of movable partitions and flexible space management solutions. During his service in the United States Navy, Mr. Blazy was awarded the Strike Fighter Medal and the Navy Marine Corps Achievement Medal. Mr. Blazy earned a B.S. in Physics, with High Honors, from the University of Maryland College Park, an M.B.A. from the MIT Sloan School of Management, and graduated in the top of his class from the United States Navy Flight School.

Patrick “Connor” Haley has served as the Founder and Managing Partner of Alta Fox Capital Management, LLC (“Alta Fox”), a hedge fund focused on making long-term investments in small-cap companies early in their growth cycle, since April 2018. Prior to founding Alta Fox, Mr. Haley was a consumer and technology focused Analyst at Scopia Capital Management LP, a New York-based hedge fund, from August 2014 to December 2017. Mr. Haley has been recognized in numerous circles as an emerging thought leader in the small and micro-cap space. Mr. Haley is currently a top-ranked member on microcapclub.com and won the “Pitch Perfect” competition at the Texas Hedge Fund Conference held in February 2019. Additionally, Mr. Haley has been a frequent panelist at small and micro-cap conferences, including the LD Micro and Planet Microcap Showcase, and has been interviewed in a number of publications and podcasts for his views on the small and micro-cap market. Mr. Haley received an A.B. in Government, magna cum laude, from Harvard College.

16

CUSIP No. 19421R200

Judy Krandel was recently appointed as the Chief Financial Officer at Recruiter.com Group, Inc., (OTC: RCRT), a recruiting and hiring website that utilizes artificial intelligence to connect candidates and employers, effective at the end of June 2020. Previously, Ms. Krandel provided business development and capital markets related consulting services to several smaller start-up and public companies, since December 2019. Prior to that, Ms. Krandel worked as a Senior Business Development and Mergers & Acquisitions Consultant at PeerStream, Inc. (formerly OTC: PEER) (n/k/a Paltalk, Inc. (OTC: PALT)), a communications software company that powers multimedia social application and secure business communication solutions, from May 2019 to December 2019, and as its Chief Financial Officer, from November 2016 to May 2019. Before that, Ms. Krandel served as the Portfolio Manager at Juniper Investment Company, a small-cap hedge fund, from May 2011 to November 2016. From 2010 to 2011, Ms. Krandel served as a Portfolio Manager at Alpine Woods Capital Investors, LLC, an asset manager and from 2001 to 2009, Ms. Krandel was a Partner and Portfolio Manager at First New York Securities LLC, a multi-strategy investment firm. Ms. Krandel currently serves on the Board of Directors of Lincoln 1st Bank, a community bank serving customers in New Jersey and a wholly-owned subsidiary of Lincoln Park Bancorp (OTC: LPBC), since November 2019 and as an advisory board member of Givz, an application that allows for consumers and business to utilize charitable giving, since September 2018. Previously, Ms. Krandel served on the Board of Directors of CynergisTek, Inc. (NYSE: CTEK), a cyber security consulting firm dedicated to the healthcare industry, from October 2016 until April 2020 and Snap Interactive, Inc. (formerly OTC: STVI) (n/k/a Paltalk, Inc.), from March 2016 until its merger with A.V.M. Software, Inc. in October 2016. Ms. Krandel received her B.S., magna cum laude, in Finance from the Wharton School of the University of Pennsylvania and an M.B.A. with a focus on Finance and Accounting from the University of Chicago Booth School of Business.

Susanne L. Meline has served as the Co-Founder and Special Situations Advisor of Francis Capital Management, LLC (“FCM”), a small-cap value hedge fund, since December 2003. In addition to her role at FCM, Ms. Meline also serves as an Arbitrator for the Financial Industry Regulatory Authority, Inc. (FINRA), where she issues binding decisions as part of three-member arbitration panels for securities-related disputes, since November 2016. Prior to co-founding FCM, Ms. Meline was an investment banker specializing in mergers and acquisitions at Houlihan Lokey, Inc. (NYSE: HLI), an independent global investment bank and financial services company, from 2001 to 2002. Previously, Ms. Meline was a corporate associate at Jones Day, an international law firm, from 1995 to 2000. Before that, Ms. Meline worked as a judicial law clerk at the United States District Court for the Central District of California, from 1994 to 1995 and the United States Bankruptcy Court for the Central District of California, from 1993 to 1994. Currently, Ms. Meline serves on the Board of Directors of ClearSign Technologies Corporation (NASDAQ: CLIR), a designer and developer of technology systems that improves and regulates emissions, since February 2018. Previously, Ms. Meline served on the Board of Directors of Aqua Metals, Inc. (NASDAQ: AQMS), a battery recycling technology company, from July 2019 to April 2020. In addition to her public board service, Ms. Meline formerly served on the Board of Directors of Finomial, a private financial technology company, from October 2017 to July 2019. Ms. Meline is a Certified Director through the UCLA Anderson Graduate School of Management, a Board Leadership Fellow for the National Association of Corporate Directors (the “NACD”), holds a CERT Certificate in Cybersecurity Oversight from the NACD and Carnegie Mellon University Software Engineering Institute, and received a certificate in Audit Committees in a New Era of Governance from Harvard Business School’s Executive Education program. Ms. Meline received a B.A. from the University of California Los Angeles and a J.D. from the University of California Hastings College of the Law.

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Nathaniel Snead Turner V has served as the Co-Founder and Chief Executive Officer of Flatiron Health, Inc., a healthcare technology company focusing on accelerating oncology research and improving patient care, since June 2012, and which was acquired by Roche Holding AG (OTC: RHHBY), a multinational healthcare company, in February 2018. Previously, Mr. Turner co-founded and served as Chief Executive Officer of Invite Media, Inc., an advertising technology company that built the industry’s first enterprise advertising platform for buying and optimizing online media in real time, from March 2007 until it was acquired by Google Inc. (NASDAQ: GOOGL)(“Google”), one of the world’s leading internet and computer technology companies, in June 2010, after which he remained as its CEO and as a Senior Product Manager at Google until June 2012. Mr. Turner has served on the Board of Directors of Clover Health, a privately-held healthcare company aimed at improving patient care through data analytics, since May 2015. An active angel investor, Mr. Turner has invested in over 200 startups throughout the country, including Cedar, Clover Health, Color Genomics, Gravie, Imagen, Immuta, Klara, Oscar, Plaid, Ribbon Health, RigUp, and Quartet Health. Mr. Turner has received numerous awards for his accomplishments as a successful entrepreneur, including, among others, winning the 2017 Ernst & Young Entrepreneur of the Year Award Winner – NY Area, 2015 Forbes 30 Under 30 Entrepreneurs and 2015 Crain’s 40 Under 40 Entrepreneurs. Mr. Turner is an avid sports trading card collector and has amassed one of the most prodigious collections of Michael Jordan trading cards in the world. Mr. Turner received a B.S., cum laude, in Economics with concentrations in entrepreneurship and marketing from The Wharton School of the University of Pennsylvania.

Alta Fox has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding opportunities to unlock value at the Issuer, including changes to Board composition.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

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Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,270,281 Shares outstanding, as of April 30, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2020.

A.	Alta Fox Opportunities
(a)	As of the close of business on June 18, 2020, Alta Fox Opportunities beneficially owned 287,421 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 287,421
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 287,421

(c)	The transactions in the Shares by Alta Fox Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Alta Fox SPV
(a)	As of the close of business on June 18, 2020, Alta Fox SPV beneficially owned 209,524 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 209,524
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 209,524

(c)	The transactions in the Shares by Alta Fox SPV during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Alta Fox GP
(a)	Alta Fox GP, as the general partner of Alta Fox Opportunities and Alta Fox SPV, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945

(c)	Alta Fox GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Alta Fox Opportunities and Alta Fox SPV during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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D.	Alta Fox LLC
(a)	Alta Fox LLC, as the general partner of Alta Fox GP, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945

(c)	Alta Fox LLC has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Alta Fox Opportunities and Alta Fox SPV during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Alta Fox Capital
(a)	Alta Fox Capital, as the investment manager of Alta Fox Opportunities and Alta Fox SPV, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945
(c)	Alta Fox Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Alta Fox Opportunities and Alta Fox SPV during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Haley
(a)	Mr. Haley, as the Managing Partner of Alta Fox Capital, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945

(c)	Mr. Haley has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Alta Fox Opportunities and Alta Fox SPV during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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G.	Ms. Bardeen
(a)	As of the close of business on June 18, 2020, Ms. Bardeen did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Bardeen has not entered into any transactions in the Shares during the past sixty days.
H.	Mr. Blazy
(a)	As of the close of business on June 18, 2020, Mr. Blazy did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Blazy has not entered into any transactions in the Shares during the past sixty days.
I.	Ms. Krandel
(a)	As of the close of business on June 18, 2020, Ms. Krandel did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Krandel has not entered into any transactions in the Shares during the past sixty days.
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J.	Ms. Meline
(a)	As of the close of business on June 18, 2020, Ms. Meline did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Meline has not entered into any transactions in the Shares during the past sixty days.
K.	Mr. Turner
(a)	As of the close of business on June 18, 2020, Mr. Turner beneficially owned 1,300 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,300 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,300 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Turner during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 18, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Alta Fox Capital agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, Alta Fox Capital and its affiliates have agreed to indemnify each of Messrs. Blazy and Turner and Mses. Bardeen, Krandel and Meline against any and all claims of any nature arising from the Solicitation and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter to the Shareholders, dated June 18, 2020.
99.2	Joint Filing and Solicitation Agreement by and among Alta Fox Capital Management, LLC, Alta Fox Opportunities Fund, LP, Alta Fox SPV 1, LP, Alta Fox GenPar, LP, Alta Fox Equity, LLC, P. Connor Haley, Lorraine Bardeen, Damian L. Blazy, Judy Krandel, Susanne L. Meline and Nathanial Snead Turner V, dated June 18, 2020.
99.3	Form of Indemnification Letter Agreement.
99.4	Form of Powers of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2020

ALTA FOX OPPORTUNITIES FUND, LP

By: Alta Fox GenPar, LP,

its general partner

ALTA FOX SPV 1, LP

By: Alta Fox GenPar, LP,

its general partner

ALTA FOX GenPar, lp

By: Alta Fox Equity, LLC,

its general partner

ALTA FOX EQUITY, LLC By: P. Connor Haley, its manager ALTA FOX CAPITAL MANAGEMENT, LLC By: P. Connor Haley, its manager

By:	/s/ P. Connor Haley
	Name:	P. Connor Haley
	Title:	Authorized Signatory

/s/ P. Connor Haley
P. CONNOR HALEY
Individually and as attorney-in-fact for Lorraine Bardeen, Damian L. Blazy, Judy Krandel, Susanne L. Meline and Nathaniel S. Turner V.

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SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

ALTA FOX OPPORTUNITIES FUND, LP

Purchase of Common Stock	8,737	19.3448	04/20/2020
Purchase of Common Stock	10,178	19.4247	04/21/2020
Purchase of Common Stock	6,935	19.4253	04/22/2020
Purchase of Common Stock	24,065	19.8106	04/23/2020
Purchase of Common Stock	7,000	20.1883	05/08/2020
Purchase of Common Stock	20,000	20.7592	05/11/2020
Purchase of Common Stock	30,000	20.7339	05/12/2020
Purchase of Common Stock	1,911	19.3500	05/13/2020

ALTA FOX SPV 1, LP

Purchase of Common Stock	33,845	21.4037	05/18/2020
Purchase of Common Stock	119,460	21.5806	05/19/2020
Purchase of Common Stock	1,619	19.7858	05/22/2020
Purchase of Common Stock	9,973	26.1638	06/08/2020
Purchase of Common Stock	20,030	26.3608	06/09/2020
Purchase of Common Stock	10,718	26.2209	06/10/2020
Purchase of Common Stock	13,879	25.4605	06/11/2020

NATHANIEL SNEAD TURNER V1

Purchase of Common Stock	400	22.6242	06/01/2020
Purchase of Common Stock	400	22.4700	06/01/2020
Purchase of Common Stock	500	23.3578	06/02/2020

1 Shares are held via NTWJ Holdings, LLC of which Mr. Turner is the managing member.